UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     ) *

ENDEAVOR GROUP HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29260Y109

(CUSIP Number)

December 31, 2021

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 29260Y109	SCHEDULE 13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,038,712
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,038,712

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,038,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.97% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 264,109,869 Class A Common Stock outstanding as of November 5, 2021, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 29260Y109	SCHEDULE 13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS GIC Special Investments Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,038,712
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,038,712

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,038,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.97% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 264,109,869 Class A Common Stock outstanding as of November 5, 2021, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 29260Y109	SCHEDULE 13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Jasmine Ventures Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 21,038,712
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 21,038,712

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,038,712
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.97% (1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 264,109,869 Class A Common Stock outstanding as of November 5, 2021, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 29260Y109	SCHEDULE 13G	Page 5 of 8 Pages

Item 1(a) Name of Issuer

ENDEAVOR GROUP HOLDINGS, INC.

Item 1(b) Address of Issuer’s Principal Executive Offices

9601 Wilshire Boulevard, 3rd Floor

Beverly Hills, CA 90210

Item 2(a) Name of Persons Filing

GIC Private Limited

GIC Special Investments Private Limited

Jasmine Ventures Pte Ltd.

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c) Citizenship

GIC Private Limited – Republic of Singapore

GIC Special Investments Private Limited – Republic of Singapore

Jasmine Ventures Pte Ltd. – Republic of Singapore

Item 2(d) Title of Class of Securities

Class A Common Stock, par value $0.00001 per share.

Item 2(e) CUSIP Number

29260Y109

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4 Ownership

Ownership information with respect to GIC Private Limited (“GIC PL”), GIC Special Investments Private Limited (“GIC SI”) and Jasmine Ventures Pte Ltd. (“Jasmine” and together with GIC PL and GIC SI, the “Reporting Persons”) is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

Jasmine Ventures Pte Ltd shares the power to vote and the power to dispose of 21,038,712 Class A Common Stock, par value $0.00001 per share, held directly by it with GIC SI and GIC PL. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL.

CUSIP No. 29260Y109	SCHEDULE 13G	Page 6 of 8 Pages

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

Not applicable.

CUSIP No. 29260Y109	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as dated below.

GIC PRIVATE LIMITED

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title:	Senior Vice President
Date:	February 8, 2022

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President
Date:	February 8, 2022

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Director
Date:	February 8, 2022

JASMINE VENTURES PTE LTD.

By:	/s/ Ankur Meattle
Name:	Ankur Meattle
Title:	Director
Date:	February 8, 2022

CUSIP No. 29260Y109	SCHEDULE 13G	Page 8 of 8 Pages

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement